Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE
Press Contact: Matthew Zintel Zintel Public Relations matthew@zintelpr.com 310.574.8888	Investor Relations Contact: Mark Jones Global Consulting Group mjones@hfgcg.com 646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Ltd. To Receive Approximately $3.0 Million
Distribution from Tamir Fishman Investments

TEL AVIV, ISRAEL, April 11, 2005 – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN) today announced that it has been notified by Tamir Fishman Venture Management II Ltd. that, as a result of two exit transactions for portfolio companies of a Tamir Fishman-managed fund in which Aladdin has invested, the fund would be making distributions in cash and shares to  its investors. The distribution to Aladdin is expected to total approximately $3.0 million, consisting of $970,000 in cash and approximately $2.0 million in shares of  Class A common stock of Agere Systems (NYSE: AGR.A). Approximately 15 percent of the distribution will be held in escrow for approximately one year to cover potential obligations of the portfolio companies to the buyers.

About Aladdin
Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam and viruses. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security.  Aladdin’s Software DRM products allow software publishers to limit revenue loss from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control.